UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Virgin Mobile USA, Inc.

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
92769R108

(CUSIP Number)
Charles R. Wunsch, Esq.
Sprint Ventures, Inc.
c/o Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
(913) 523-9802

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 9, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92769R108	Page	2	of	6

1	NAMES OF REPORTING PERSONS Sprint Ventures, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,044,315

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,058,626

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,044,315

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	62.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92769R108	Page	3	of	6
     This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 19, 2008 (the “Schedule 13D”) by Sprint Ventures, Inc. (the “Reporting Person”) with respect to the subject class of securities. As described in more detail in Item 6 below, this Amendment No. 1 to the Schedule 13D is being filed as a result of the Reporting Person entering into the voting agreement between Virgin Mobile USA, Inc. (the “Issuer”) and the Reporting Person, dated as of December 9, 2008 (the “Stock Plan Voting Agreement”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is amended as follows:

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a)   Amount beneficially owned:
52,044,315 shares of Class A Common Stock. This beneficial ownership results from: (i) the Reporting Person’s ownership of a limited partnership interest in Virgin Mobile USA, L.P. (an indirect, majority-owned subsidiary of the Issuer) (“VMU Opco”), which interest is initially exchangeable for 12,058,626 shares of Class A Common Stock of the Issuer, and the Reporting Person’s ownership of one share of the Issuer’s Class B Common Stock, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which such limited partnership interest is exchangeable; (ii) 25,851,771 shares of Class A Common Stock beneficially owned by the Virgin Group; and (iii) 14,133,918 shares of Class A Common Stock beneficially owned by SK Telecom. The Reporting Person, the Virgin Group and SK Telecom may be deemed to share beneficial ownership of the above-referenced shares as a result of being parties to the Amended and Restated Stockholders Agreement, a copy of which was filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 28, 2008. The Reporting Person does not affirm the existence of a group with Virgin Group and SK Telecom and disclaims beneficial ownership of the shares beneficially owned by the Virgin Group and SK Telecom. The Reporting Person is not responsible for the completeness and accuracy of the information concerning the Virgin Group or SK Telecom.

Percent of class:

62.7% based on (i) 53,707,076 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2008 (as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2008), plus (ii) 115,062 shares of Class A Common Stock that may be acquired by the Virgin Group upon the conversion of its shares of Class C Common Stock of the Issuer, plus (iii) the shares of Class A Common Stock underlying a limited partnership interest in VMU Opco held by the Reporting Person, which interest is initially exchangeable for 12,058,626 shares of Class A Common Stock of the Issuer, and the 10,999,373 shares of Class A Common Stock of the Issuer held by

CUSIP No.	92769R108	Page	4	of	6
SK Telecom (which were issued to SK Telecom in respect of its limited partnership interest in VMU Opco pursuant to its election to exchange such interest for shares of Class A Common Stock), plus (iv) 5,882,353 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock of the Issuer owned by the Virgin Group and SK Telecom, subject to stockholder approval of the Issuer, plus (v) one share of the Issuer’s Class B Common Stock held by the Reporting Person, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which the Reporting Person’s limited partnership interest in VMU Opco is exchangeable, plus (vi) 193,368 shares of Class A Common Stock beneficially owned by Helio, Inc., currently controlled by SK Telecom.
To the knowledge of the Reporting Person, none of the persons named in Item 2 in the Schedule 13D (other than the Reporting Person) beneficially owns any shares of the Issuer’s Class A Common Stock.
     (b) (i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 52,044,315

(iii) Sole power to dispose or to direct the disposition of: 12,058,626

(iv) Shared power to dispose or to direct the disposition of: 0
     (c) Transactions Effected in Past 60 Days by Reporting Person: None
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
Stock Plan Voting Agreement
     On December 9, 2008, the Reporting Person entered into the Stock Plan Voting Agreement with the Issuer under which the Reporting Person has agreed, subject to certain conditions, to vote its shares of the Issuer’s capital stock entitled to vote thereon in favor of a proposal to increase the shares available for issuance under the Issuer’s 2007 Omnibus Incentive Compensation Plan (the “Plan”) by 5,000,000 shares at a special meeting of stockholders of the Issuer. The Virgin Group and SK Telecom each entered into a voting agreement with the Issuer in connection with the increase in shares available for issuance under the Plan. The Stock Plan Voting Agreement includes restrictions on the transfer of securities of the Issuer held by SK Telecom, the Virgin Group and the Reporting Person until the termination of such agreements, subject to certain exceptions.

CUSIP No.	92769R108	Page	5	of	6
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
Exhibit 99.8 —Voting Agreement, dated as of December 9, 2008, between Virgin Mobile USA, Inc. and Sprint Ventures, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 11, 2008)

CUSIP No.	92769R108	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19 , 2008
Date

/s/ Douglas B. Lynn
Signature

Douglas B. Lynn, Vice President
Name/Title

Exhibit Index

Exhibit	Description
Exhibit 99.8
Voting Agreement, dated as of December 9, 2008, between Virgin Mobile USA, Inc. and Sprint Ventures, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 11, 2008)

Appendix A
Appendix A is hereby amended and restated in its entirety as follows:
Directors and Executive Officers of Sprint Ventures, Inc.

Name	Position	Address	Principal Occupation	Citizenship
Directors
Scott W. Andreasen	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Assistant Secretary of Sprint Nextel Corporation	United States

Charles R. Wunsch	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	General Counsel and Corporate Secretary of Sprint Nextel Corporation	United States

Executive Officers
Keith Cowan	President	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President, Strategy and Corporate Development and Acting President, CDMA of Sprint Nextel Corporation	United States

Christopher J. Gregoire	Vice President	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President and Principal Accounting Officer of Sprint Nextel Corporation	United States

Greg D. Block	Vice President and Treasurer	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President and Treasurer of Sprint Nextel Corporation	United States

Timothy P. O’Grady	Director and Vice President and Secretary	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President, Legal — Securities and Governance and Assistant Secretary of Sprint Nextel Corporation	United States

Name	Position	Address	Principal Occupation	Citizenship
Douglas B. Lynn	Vice President	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President — Corporate Development of Sprint Nextel Corporation	United States
Directors and Executive Officers of Sprint Nextel Corporation

Name	Position	Address	Principal Occupation	Citizenship
Directors Robert R. Bennett	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President of Discovery Holding Company, provider of creative, media management and network services and non-fiction entertainment	United States

Gordon M. Bethune	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Retired	United States

Larry C. Glasscock	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chairman of the Board of WellPoint, Inc., a health benefits company	United States

James H. Hance, Jr.	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chairman of the Board of Sprint Nextel Corporation	United States

V. Janet Hill	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President of Alexander & Associates, Inc., a corporate consulting firm	United States

William O. Hockaday, Jr.	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Retired	United States

Name	Position	Address	Principal Occupation	Citizenship
Sven-Christer Nilsson	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Founder/Owner of Ripasso AB, a business advisory company	Sweden

William R. Nuti	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chairman of the Board, Chief Executive Officer and President of NCR Corporation, a global technology company	United States

Rodney O’Neal	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Executive Officer and President of Delphi Corporation	United States

Executive Officers
Daniel R. Hesse	Director and President and Chief Executive Officer	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Director and President and Chief Executive Officer of Sprint Nextel Corporation	United States

Robert H. Brust	Chief Financial Officer	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Financial Officer of Sprint Nextel Corporation	United States

Charles R. Wunsch	General Counsel and Corporate Secretary	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	General Counsel and Corporate Secretary of Sprint Nextel Corporation	United States

Keith O. Cowan	President, Strategy and Corporate Development and Acting President, CDMA	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President, Strategy and Corporate Development and Acting President, CDMA of Sprint Nextel Corporation	United States

Name	Position	Address	Principal Occupation	Citizenship
Christopher J. Gregoire	Vice President and Principal Accounting Officer	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President and Principal Accounting Officer of Sprint Nextel Corporation	United States

Paget L. Alves	President — Sales and Distribution	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — Sales and Distribution of Sprint Nextel Corporation	United States

Steven L. Elfman	President — Network Operations and Wholesale	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — Network Operations and Wholesale of Sprint Nextel Corporation	United States

Robert L. Johnson	Chief Service Officer	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Service Officer of Sprint Nextel Corporation	United States